UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) June 10, 2021

GENERATION INCOME PROPERTIES, INC.

(Exact name of issuer as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

(813)-448-1234

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9.	Other Events

Announcement of Pending Disposition

A press release (Exhibit 15.1) was issued on June 10, 2021 stating Generation Income Properties, Inc. announced the signing of a definitive purchase and sale agreement for the disposition of a 14,931 square foot building in Cocoa, FL for total consideration of approximately $5.4 million and is subject to customary closing conditions and due diligence.

The building is solely occupied by Walgreens (NASDAQ: WBA) which holds an investment grade credit rating of BBB- from Standard and Poor’s and was originally purchased in September 2019 for approximately $4.5 million plus closing costs.

The information furnished in this Item 9.0, including Exhibit 15.1, is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that Section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits:

Number	Description of Exhibit

15.1	Press Release dated June 10, 2021 - Announcement of Pending Disposition

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

By:      /s/ Richard Russell

Richard Russell

Chief Financial Officer

Date:  June 10, 2021